Mail Stop 0510

April 22, 2005

By U.S. Mail and Facsimile

Mr. Thomas R. Loftus
Senior Vice President and Chief Financial Officer
VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303-1499

Re:	VSE Corporation
	Form 10-K for the year ended December 31, 2004
	File No. 000-03676


Dear Mr. Loftus:

      We have reviewed your filings and have the following comments.
We have limited our review to only disclosures concerning segment reporting and controls and procedures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements

Note 1 -- Summary of Significant Accounting Policies - Principles of
Consolidation, page 36

1. Please demonstrate to us how you concluded that your subsidiary and unincorporated divisions aggregate into a single reporting segment using the guidance set forth in paragraphs 16 and 17 of SFAS
131, Disclosures about Segments of an Enterprise and Related
Information.

Item 9A -- Controls and Procedures, page 52

2. We note the statement that your chief executive officer and chief financial officer have concluded that "VSE`s disclosure controls and procedures were adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were effective. Please amend your Form 10-K to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please revise the
Exchange Act rules that you cite to say, "Rules 13a-15(e) and 15d-15(e)." Also provide the information required by Item 308 of Regulation S-K concerning changes in internal control over financial reporting.

*	*	*
      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, please direct them to Dale Welcome, Staff Accountant, at (202) 942-2871, or, in his absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief
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VSE Corporation
April 22, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE